UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of May 2005

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


SPIRENT PLC



2. Name of director


ERIC HUTCHINSON



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


IN RESPECT OF THE DIRECTOR'S HOLDING



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


N/A



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


N/A



7. Number of shares / amount of stock acquired


N/A



8. Percentage of issued class


N/A



9. Number of shares/amount of stock disposed


N/A



10. Percentage of issued class


N/A



11. Class of security


N/A



12. Price per share


N/A



13. Date of transaction


N/A



14. Date company informed


N/A



15. Total holding following this notification


N/A



16. Total percentage holding of issued class following this notification


N/A



If a director has been granted options by the company please complete the following boxes.



17. Date of grant


11 MAY 2000



18. Period during which or date on which exercisable


11 MAY 2003 TO 10 MAY 2010



19. Total amount paid (if any) for grant of the option


N/A



20. Description of shares or debentures involved: class, number


LAPSE OF 55,562 SHARE OPTIONS GRANTED UNDER THE SPIRENT EXECUTIVE SHARE OPTION SCHEME 1995



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


SHARE OPTION EXERCISE PRICE OF 334 PENCE PER SHARE



22. Total number of shares or debentures over which options held following this notification


3,209,233



23. Any additional information


VESTING OF THE 55,562 SHARE OPTIONS GRANTED TO MR HUTCHINSON ON 11 MAY 2000 UNDER THE SPIRENT EXECUTIVE SHARE OPTION SCHEME 1995 WAS SUBJECT TO AN ENHANCED PERFORMANCE CONDITION (EPC). THE EPC WAS TESTED ON THE THIRD, FOURTH AND FIFTH ANNIVERSARY OF GRANT. AS THE EPC WAS NOT ATTAINED ON 11 MAY 2005, BEING THE FIFTH ANNIVERSARY OF GRANT, THE 55,562 SHARE OPTIONS NOW LAPSE.




24. Name of contact and telephone number for queries


MICHAEL ANSCOMBE



TEL: 01293 767676



25. Name and signature of authorised company official responsible for making this notification


MICHAEL ANSCOMBE

ASSISTANT COMPANY SECRETARY



Date of Notification


11 MAY 2005



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 11 May 2005                               By   ____/s/ Luke Thomas____

                                                    (Signature)*